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                                                        Press Release


                                                        Royal Ahold
                                                        Corporate Communications


                                                  Date: May 11, 2004
                                  For more information: +31 75 659 57 20







Ahold 2004 first quarter sales


o Consolidated first quarter 2004 net sales amounted to EUR 15.4 billion, a decline of 11.3% compared to the same period last year
o Net sales were significantly impacted by lower currency exchange rates; net sales excluding currency impact decreased by 1.4%
o Net sales were also impacted by divestments; net sales growth excluding currency impact and impact of divestments was approximately 1.3%


Zaandam, The Netherlands, May 11, 2004 - Ahold today announced consolidated net sales (excluding VAT) for the first quarter of the year (16 weeks through April 18, 2004) of EUR 15.4 billion, a decline of 11.3% compared to the same period last year. Net sales were significantly impacted by lower currency exchange rates, in particular that of the U.S. dollar. Net sales excluding currency impact decreased by 1.4%. Net sales were also impacted by divestments. Net sales growth excluding currency impact and impact of divestments was approximately 1.3% in the first quarter. The net sales numbers are preliminary and unaudited.

                                              Albert Heijnweg 1, Zaandam
                                              P.O. Box 3050, 1500 HB Zaandam
                                              The Netherlands
                                              Phone:  +31 (0)75 659 5720
http://www.ahold.com                          Fax:    +31 (0)75 659 8302

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Net sales
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                                                    1st Quarter
                                                     Change in
X 1 million                                      2004            %       2003
Stop & Shop                           USD        3,111        1.9%      3,052
Giant Landover                        USD        1,638       (0.5%)     1,646
Other USA retail                      USD        3,435       (4.2%)     3,587
                                               -------                --------
Total USA retail                      USD        8,184       (1.2%)     8,285
                                               -------                --------
Total USA retail                      EUR        6,589      (14.6%)     7,718
                                               -------                --------

Albert Heijn                          EUR        1,747       (0.1%)     1,748
Other Europe retail                   EUR        1,936       (1.7%)     1,970
                                               -------                --------
Total Europe retail                   EUR        3,683       (0.9%)     3,718
                                               -------                --------

U.S. Foodservice                      USD        5,542        4.6%      5,296
U.S. Foodservice                      EUR        4,462       (9.6%)     4,934
Europe Foodservice                    EUR          239       (7.0%)       257
                                               -------                --------
Total Foodservice                     EUR        4,701       (9.4%)     5,191
                                               -------                --------

South America                         EUR          336      (42.4%)       581
Asia                                  EUR           51      (53.2%)       109
Other activities                      EUR           16       14.3%         14
                                               -------                --------
Total Other Business Areas            EUR          403      (42.8%)       704
                                               -------                --------

Total sales                           EUR       15,376      (11.3%)    17,331
                                               -------                --------
U.S. Dollar exchange rate (USD/EUR)             0.8051      (13.6%)    0.9315

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USA - retail
In the United States, retail net sales decreased in U.S. dollar by 1.2% to USD
8.2 billion (2003: USD 8.3 billion). The negative impact of the divestment of Golden Gallon in 2003 on net sales growth was approximately 1.5%. Identical sales declined by 1.6% and comparable sales declined by 1.0%, in U.S.
dollars. Net sales in the first quarter were negatively impacted by the Easter calendar effect by approximately 0.8%; i.e. the first quarter of 2004 included the week after Easter, compared to 2003 where the first quarter ended with the week before Easter. Our retail operations in the United States have seen ongoing challenging market circumstances. Both Stop & Shop and Giant-Carlisle showed a resilient performance.

Europe - retail
In Europe, net sales declined by 0.9% to EUR 3.7 billion (2003: EUR 3.7 billion). Net sales growth excluding currency impact amounted to 0.5%. Identical sales growth at Albert Heijn was 0.1%; the increase in transactions was largely offset by a lower average basket size. Net sales growth in Central Europe was largely offset by lower currency exchange rates. Net sales in Spain decreased as a consequence of intensified competition plus a lower store count.

Foodservice
Net sales at U.S. Foodservice increased in U.S. dollars by 4.6% to USD 5.5 billion (2003: USD 5.3 billion), mainly driven by inflation.

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South America
In South America net sales amounted to EUR 336 million (2003: EUR 581 million), down 42.4% from last year, mainly due to the divestment of Bompreco in Brazil in the course of the first quarter of 2004 and Santa Isabel in the second half of 2003.

Asia
In Asia net sales declined by 53.2% to EUR 51 million (2003: EUR 109 million). This decline is due to the divestment of our operations in Malaysia and Indonesia in the course of the third quarter of 2003 and the divestment of our operations in Thailand during the first quarter of 2004.

Unconsolidated joint ventures

Net sales
-----------------------------------------------------------------------------
                                                    1st Quarter

                                                        Change
x 1 million                                  2004        in %          2003
-----------------------------------------------------------------------------
Europe                            EUR        2,257       2.0%         2,212

Central America                   EUR          374      (2.1%)          382
                                            -------                  -------
Total sales                       EUR        2,631       1.4%         2,594
                                            =======                  =======
----------------------------------------------------------------------------

The net sales of our unconsolidated joint ventures increased by 1.4% to EUR 2.6 billion (2003: EUR 2.6 billion). In Central America net sales were significantly impacted by lower currency exchange rates. Sales growth excluding currency impact in Central America was 19.9% in the first quarter. Both ICA and Jeronimo Martins showed an increase in sales.


Definitions
o    Identical sales compare sales from exactly the same stores.
o    Comparable sales are identical sales plus sales from replacement stores.
o Currency impact: the impact of using different exchange rates to translate the financial figures of our subsidiaries to Euros. The financial figures of the previous year are restated using the actual exchange rates in order to eliminate this currency impact.
o Impact of divestments: the impact on net sales of divested operations. Sales of the divested operations are excluded from prior year sales.



Ahold Corporate Communications: +31.75.659.5720


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